SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013

Earnings
Pre-tax net income (loss)	$14,796		$(662)		$7,475		$6,068
Add:
Fixed charges	11,002		10,151		22,144		20,160
Noncontrolling interest	5		—		23		—
Earnings, as adjusted	$25,803		$9,489		$29,642		$26,228

Fixed charges
Interest expensed and capitalized	$10,067		$9,522		$20,289		$18,957
Amortized premiums, discounts and capitalized expenses related to indebtedness	927		621		1,839		1,188
Estimate of interest within rental expense	8		8		16		15
Fixed charges, as adjusted	11,002		10,151		22,144		20,160
Preferred stock dividends	2,560		2,523		5,121		2,827
Combined fixed charges and preferred stock dividends	$13,562		$12,674		$27,265		$22,987

Ratio of earnings to combined fixed charges and preferred stock dividends	1.90	x	0.75	x	1.09	x	1.14	x